November 22, 2010

VIA EDGAR

Mr. Andrew Mew
U.S. Securities and Exchange Commission
Division of Corporation Finance
150 F Street N.E.
Washington, D.C.     20549

Re:	Comment Letter from the Securities Exchange Commission dated October 20, 2010 to
China Premium Lifestyle Enterprise, Inc. regarding:
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed May 17, 2010;
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 13, 2010; and
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
Filing No. 333-120807.

Dear Mr. Mew:

In response to your comment letter dated October 20, 2010, please find our responses below.  The Staff’s comments have been reproduced in full for convenience of review.

Form 10-K for the Fiscal Year. Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

General. page 27
Technorient Overview, page 27
CPMM (Asia) Overview, page 28

1.
Your disclosure in the first three subsections appears to be information relating to the organization and significant transactions in prior years mirroring disclosure presented elsewhere.  Please revise and expand your disclosure to provide a more meaningful context to enhance a reader's understanding of your discussion of results of operations and liquidity that follow.  For example, discuss your lines of business, locations of operations and the principal products and services provided. Inform users about how you earn revenues and generate cash. Further, provide insight into the material opportunities, challenges and risks presented by known trends and uncertainties, particularly those on which management is focusing in its short- and long-term business plans. Refer to SEC Release No. 33-8350.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Response to Comment No. 1:

We respectfully request that we be permitted to revise and expand our disclosures prospectively to include the information referenced in Comment No. 1. Please see our revised disclosure regarding China Premium Lifestyle Enterprise, Inc. (the “Company” or “CPLY”) contained in our Form 10-Q for the fiscal quarter ended September 30, 2010, filed on November 15, 2010 (the “3rd Quarter Form 10-Q”).

2.
We noted an increase in inventory during 2009 and a corresponding decrease in net sales.  Among the reasons, your discussion includes reference to a decline in consumer confidence and a challenging automotive retail market that was impacted by the unfavorable global economic conditions.  In this regard, please also disclose if you expect the decrease in new vehicle sales to continue in future periods and if you anticipate continuing special incentives to spur sales of used vehicles.

Response to Comment No. 2:

The difficult commercial environment of 2009 has given way to a vastly improved business environment in 2010 in our markets, which are Hong Kong, Macau and the PRC.  The Company has reason to be cautiously optimistic regarding prospects for increased sales of vehicles, both new and used.  Our orders for new Ferrari and Maserati automobiles increased significantly in 2010.  We are not currently employing, nor are we planning to employ, further special incentives to stimulate sales of used vehicles.

Data recently released by the Hong Kong Government’s Census and Statistics Department indicated that Hong Kong’s economy recorded a sixth straight quarter of expansion in the third quarter of 2010, with gross domestic product growing 6.8% year-on-year, which is stronger than the 6.5% expansion in the second quarter of 2010, although somewhat slowed from the first quarter expansion of 8.2% in 2010.  China's economy grew by 10.6% in the third quarter, indicating a slight deceleration in growth compared to 11.1% in the second quarter and 11.9% in the first quarter of 2010.

We currently expect the growth rates of the Chinese and Hong Kong economies, to continue to drive our business through 2011 and beyond.

Results of Operations, page 34

3.
We note you present combined gross profit for new and used vehicles.  Given the significant increase in used vehicle sales, tell us and disclose the amount of gross profit attributable to the sale of used vehicles.

Response to Comment No. 3:

Gross profit/(loss) on our sales of used vehicles was as follows for the years indicated:

2009 :     Gross Loss of $368,949;

2008 :     Gross Profit of $458,938; and

2007 :     Gross Profit of $506,257.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

On page 25 of the Company’s 3rd Quarter Form 10-Q, bearing in mind the Staff’s comments, we provided the following disclosure:

GROSS PROFIT

Gross profit margin for the nine months ended September 30, 2010 increased by 2.8% to 13.9% from 11.1% in the same period of 2009.  Gross profit increased by approximately $4,342,000 from approximately $9,288,000 in the 2009 period to approximately $13,630,000 for the nine months ended September 30, 2010.

Gross profit margin on sales of new vehicles for the nine months ended September 30, 2010 increased by 1.1% to 10.6% from 9.5% for the same period of 2009.  Gross profit on sales of new vehicles increased by approximately $1,888,000 from approximately $5,822,000 in the same period of 2009 to approximately $7,710,000 for the nine months ended September 30, 2010.

Gross profit margin on sales of used vehicles for the nine months ended September 30, 2010 increased by 7.9% to 5.2% from negative 2.7% for the same period of 2009.  Gross profit on sales of used vehicles increased by approximately $1,289,000 from a gross loss of approximately $433,000 for the same period of 2009 to approximately $856,000 for the nine months ended September 30, 2010.

The increase in gross profit and gross profit margin was mainly attributable to increased sales of new and used vehicles and parts and services which were positively impacted by the improvement in the economy in our markets and improvements in our capacity to service vehicles efficiently.

We plan to incorporate similarly expanded disclosures in future filings.

4.
You disclose in the first paragraph on page 35 the decrease in net sales from 2008 to 2009 was primarily attributable to your "new vehicles trading segment". Please explain to us and revise your disclosure in future periods to clarify what is meant by the phrase "new vehicles trading segment" so that investors can better understand the changes in net sales between periods.

Response to Comment No. 4:

We have historically used “new vehicles trading segment” to describe that portion of our business attributable to the sale of new Ferrari and Maserati automobiles.  In light of the Staff’s comment, the Company has revised its disclosures in its 3rd Quarter Form 10-Q to clarify that Company’s reportable business segments are Vehicle Sales and Service and Fashion Apparel, and has eliminated use of the term “segment” when distinguishing new and used vehicles revenues and operations.

Critical Accounting Policies. page 29

5.
Please revise your disclosure to provide investors with quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that will have a material effect on the company.  Your sensitivity analysis and the quantitative data relating to each estimate should convey the variability to change and the potential impact of such changes to your financial statements.  Refer to SEC Release No. 33-8350.

 Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Response to Comment No. 5:

The Company respectfully requests that it be permitted to address the Staff’s comments by prospectively modifying our disclosure relating to critical accounting policies as indicated below in bold.  The Company does not quantify the effect of sensitivity to these factors because isolating a specific assumption and estimating its quantitative impact does not provide meaningful information to investors given the number of factors under consideration and the lack of material impact of these factors on the financial condition and operating performance of the Company.

CRITICAL ACCOUNTING POLICIES

In preparing our financial statements, we make estimates, assumptions and judgments that can have a significant effect on our revenues, income or loss from operations, and net income or net loss, as well as on the value of certain assets on our balance sheet. We believe that there are several accounting policies that are critical to an understanding of our historical and future performance as these policies affect the reported amounts of revenues, expenses, and significant estimates and judgments applied by management. While there are a number of accounting policies, methods and estimates affecting our financial statements, the following policies are considered critical. In addition, you should refer to our accompanying audited consolidated balance sheet as of December 31, 2009 and 2008 and the audited consolidated statement of operations for the years ended December 31, 2009, 2008 and 2007, and the related notes thereto, for further discussion of our accounting policies.

Trade receivables and provision for bad debts

Trade receivables, net of provision for bad debts, are concentrated with the receivables from customers. We periodically record a provision for bad debts based on our judgment resulting from an evaluation of the collectability of trade receivables by assessing, among other factors, our customer’s willingness or ability to pay, repayment history, general economic conditions, and the ongoing relationship with our customers. The total amount of this provision is determined by first identifying the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts, difficulties in collecting from these customers in the past and their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligation, and record a provision that reduces our trade receivables for that customer to the amount that is reasonably believed will be collected.  Additional provisions may be required in the future if the financial condition of our customers or general economic conditions deteriorate, thereby reducing net earnings.  The uncertainties associated with these methods, assumptions and estimates, including the estimated provisions, has not had and is not expected to have a material impact on the financial condition and operating performance of the Company or on the comparability of the reported information for the periods presented, as historically our provisions for bad debts have been sufficient to cover actual credit losses, and we believe that the provisions recorded at the balance sheet dates are sufficient.  The allowance for doubtful accounts at December 31, 2009 was $16,246.  Provision for bad debts, if any, resulting from the abovementioned assessment, would be reflected in loss before non-controlling interest and income taxes in our Consolidated Statement of Operations.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Inventory, net

Inventory consists primarily of new and used vehicles held for sale, and vehicle parts and accessories, and are stated at the lower of cost or market. The new and used vehicles are valued using the specific identification method and the costs include acquisition and transportation expenses. The value of the parts and accessories are valued at the first-in, first-out method and are stated at the lower of cost or market.  Fashion apparel inventory is valued at the first-in, first-out method and is stated at the lower of cost or market. Write-down of potentially obsolete or slow-moving inventory is recorded based on our analysis of inventory levels and assessment of estimated obsolescence based upon assumptions about future demand and market conditions. Historically our actual physical inventory count results have shown our estimates of write-down of potentially obsolete or slow-moving inventory to be reliable.  However, additional provisions may be required in the future if general economic conditions deteriorate, thereby reducing net earnings. Provision, if any, would be reflected in loss before non-controlling interest and income taxes in our Consolidated Statement of Operations.

The uncertainties associated with these methods, assumptions and estimates with regard to the Company’s reported inventory, including the estimated provisions, has not had and is not expected to have a material impact on the financial condition and operating performance of the Company or on the comparability of the reported information for the periods presented, as historically the actual results have not differed materially from the estimates.  The likelihood of any material changes in inventory losses or markdowns is dependent on customer demand or new product introductions that vary from current expectations.  The Company believes that any changes in these factors are not reasonably likely to occur and hence not reasonably likely to have a material impact on the Company’s financial results.

Share-based compensation

We have adopted Accounting Standards Codification 718 (“ASC 718”) (formerly SFAS No. 123(R)), Share-Based Payment, as amended and interpreted, for our share-based compensation. We utilized the modified prospective method approach, pursuant to which we record compensation for all share-based awards granted based on their fair value. The estimate of the fair value of the share-based compensation requires the input of subjective assumptions; however, based on an analysis using changes in certain assumptions that could be reasonably possible in the near term, we believe the effect on the share-based compensation recognized would not have been material.  Changes in the subjective assumptions could materially affect the estimate of fair value of share-based compensation.

Stock-based compensation expense is based on awards that are ultimately expected to vest. We evaluate the assumptions used to value our awards and if factors change, we employ different assumptions. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees.    Stock-based compensation expense, if any, would be reflected in loss before non-controlling interest and income taxes in our Consolidated Statement of Operations.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Revenue recognition

Revenue consists of sales of new and used vehicles, vehicle maintenance and repair services, and sales of vehicle parts and sales of fashion apparel. Revenues from the following components are recognized as follows:

(i)	Sales of new and used vehicles are recognized when the vehicle’s title has passed to the customer.

(ii)	Sales of fashion apparel and accessories are recognized when the products have been delivered and title has passed to the customer.

(iii)	Sales of vehicle parts are recognized when the parts have been delivered and the title has passed.

(iv)	Vehicle maintenance and repair income is recognized when services are fully rendered.

Impairment of long-lived assets

We evaluate long-lived assets, including property and equipment, for impairment when events and circumstances exist that indicate the carrying amount of these assets may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the use of the asset. The undiscounted cash flows are subject to estimations and assumptions made by us. If the estimated undiscounted cash flows change in the future, we may be required to reduce the carrying amount of an asset.  Impairment of assets, if any, as a result of the impairment testing, would be reflected in loss before non-controlling interest and income taxes in our Consolidated Statement of Operations.

Income taxes

We are required to estimate income tax provisions and amounts ultimately payable or recoverable in numerous jurisdictions, including Hong Kong. We account for income taxes under the provision of Accounting Standards Codification 740 (“ASC 740”) (formerly SFAS 109) and related interpretations and guidance including FIN 48,  Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109  (“Fin 48”), resulting in two components of income tax expenses: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the relevant periods. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred income tax assets and liabilities are computed for differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities that will result in taxable or deductible amount in the future, as well as from net operating loss and tax credit carryforwards, and are measured at the enacted tax laws and rates applicable in the years which the differences are expected to be recovered or settled. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized. Otherwise, we will record a valuation allowance when the utilization of the deferred tax asset is uncertain. Additional timing differences, future earnings trends and/or tax strategies could warrant a need for establishing an additional valuation allowance or a reserve.  If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Contingencies

From time to time, we are involved in disputes, litigation and other legal proceedings. We record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the range of loss can be reasonably estimated. The estimates affecting the Company’s loss contingency reserves can be affected by new claims filed after the balance sheet date with respect to events occurring prior to the balance sheet date and developments in pending litigation that may affect the outcome of the litigation.  As such, the Company is unable to make a reasonable estimate of the sensitivity to change of estimates affecting its litigation reserves.  As additional information becomes available, the Company assesses the potential liability related to the pending litigation and revises its estimates as appropriate. While the Company believes the recorded liabilities are adequate, there are inherent limitations in the estimation process whereby actual losses may exceed estimated losses.  Currently, we have no outstanding legal proceedings or claims, which require a loss contingency.

Liquidity and Capital Resources, page 37

6.	Please disclose whether or not you have any material commitments for capital expenditures relating to the next 12 months. Refer to Item 303(a) (2) of Regulation S-K.

Response to Comment No. 6:

There are no material capital commitments at December 31, 2009 or September 30, 2010.

7.
We note your reference to trade finance facilities and a related enhancement.  Please revise to clarify if the trade finance facilities you refer to here are the bank borrowings and/or stocking loans disclosed in the notes to your financial statements. Further, please describe the enhancement and indicate the amount, if any, of availability not utilized under the facility. Show us what your disclosures will look like revised.

Response to Comment No. 7:

The trade finance facilities refer to the bank borrowings and stocking loans disclosed in the notes of the Company’s financial statements. For December 31, 2009 and September 30, 2010, the total unutilized trade finance facilities amount was approximately $3.9 million and $3.4 million, respectively.

8.
Please expand your discussion to indicate the sources of financing for your auto inventory distinguishing between third-party lenders, the manufacturer, and lenders affiliated with the manufacturer. That is, in addition to bank borrowings which you state are mainly used to finance the purchase of vehicles in Note 11, please clarify who provides the "stocking loans."  In this regard, please tell us what consideration was given to segregating amounts owed attributable to trade creditors from non-trade creditors on your balance sheets.  Refer to Rule 5-02(19) (a) of Regulation S-X. Please show us what your disclosure will look like revised.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Response to Comment No. 8:

All of our financing, including bank borrowing and stocking loans, is provided by banks.  The manufacturers from which we purchase our vehicles, parts and other inventory do not provide any of our financing.  All the bank borrowing and stocking loans were classified as short-term or long-term borrowings in the consolidated balance sheets. The details of our borrowings are disclosed in Note 11 of the financial statements in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009.

9.	Please expand your disclosure to discuss your liquidity on both a short-term and long- term basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Response to Comment No. 9:

As indicated in the table below, at December 31, 2009, we had approximately $4.0 million of cash and cash equivalents and approximately $12.1 million of debt. Debt is comprised of approximately $11.2 million of short-term debt, including approximately $5 million in bank borrowings, approximately $5.4 million in stocking loans, approximately $0.5 million in unsecured bank borrowings and approximately $0.3 million in other loans, and approximately $0.9 million in long-term debt. The long term debt represented unsecured bank borrowings which mature in 2012 and the increases in long-term debt have been used for our general working capital purposes.

At December 31	2009	2008

Total Debt	$12,141,766	$9,935,435
Less: Cash and cash equivalents	3,982,214	5,827,132
Net Debt	$8,159,552	$4,108,303

Cash and cash equivalents at December 31, 2009 totaled approximately $4.0 million, with cash flows from financing activities of approximately $2.3 million. At December 31, 2008, cash and cash equivalents totaled approximately $5.8 million, with cash flows from financing activities of approximately $3.3 million.  Cash balances were higher due to the help of cash flow from operating activities and cash flow from financing activities of approximately $0.7 million and $3.3 million, respectively. We have sufficient liquidity to meet currently anticipated needs, including capital expenditures and working capital requirements.

Various of our assets and liabilities, including cash and short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. Working capital (defined as current assets minus current liabilities) totaled $0.6 million current liabilities in excess of current assets at December 31, 2009, compared with $7.9 million at December 31, 2008. Working capital decreases were attributable to declines in cash and cash equivalents and increases in short-term debt and deposits received from customers.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Contractual Obligations, page 38

10.
We note your backlog of sales orders for new vehicles exceeds $200 million for the last two fiscal years, and your deposits held for new vehicle orders approximate $24 million as of the end of fiscal 2009.  Please explain to us if you have any purchase obligations with manufacturers for new vehicles which would be properly included in your tabular presentation or contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Response to Comment No. 10:

We have no purchase obligations with manufacturers for new vehicles.  We receive factory allocations of vehicles annually from both Ferrari and Maserati, which vary from year to year.  There is no obligation on our part to purchase any specific year’s allocation.  The allocation plan is solely for business planning purposes and is subject to unilateral amendment by each manufacturer.  There is no legal consequence to us if we fail to utilize the number of vehicles allocated to us under the allocation plan.  If we are unable to utilize our entire allocation, the manufacturer would reallocate the un-utilized portion of our allocation to other dealers.
In light of the Staff’s comment, the Company provided revised disclosures substantially consistent with the foregoing on page 24 of its 3rd Quarter Form 10-Q.

Item 8. Financial Statements and Supplementary Data

Audited Consolidated Financial Statements – China Premium Lifestyle Enterprise Inc. and Subsidiaries

Consolidated Balance Sheets, page F-4

11.
We note over a 40% increase in your inventory balance as of December 31, 2009. Explain to us how much of the increase is due to the introduction of new models as referred to in Management’s Discussion and Analysis as opposed to either previous year new model vehicles or older used vehicles whose value may have declined during the recent sales decline.  Please revise your disclosure in Management’s Discussion and Analysis to provide investors with the factors that contributed to such an increase.

Response to Comment No. 11:

The increase in our inventory balance as of December 31, 2009 was due in part to the unfavorable economic environment in 2009 and in part to factory production delays. Once vehicles are shipped to us from the manufacturers they become part of our inventory while they are in-transit, which further increases our inventory balance.

We respectfully request that we be permitted to revise and expand our disclosures prospectively to include disclosure addressing variations in our inventory balance for the periods to which such disclosures pertain.

12.
Please reconcile for us the changes in amounts due from affiliates and amounts due to affiliates to your cash flow statements.  Where a portion of the change from period to period relates to noncash transactions, please tell us where you have disclosed the noncash transactions.  Refer to FASB ASC 230-10-50.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Response to Comment No. 12:

The reconciliation for the changes in amounts due from affiliates and amounts due to affiliates to our cash flow statements is as follows:

	US$

Amount due from affiliates as at December 31, 2009	12,349,734
Amount due to affiliates as at December 31, 2009	(4,177,612)
Net amount due from affiliates as at December 31, 2009	8,172,122	(a)

Amount due from affiliates as at December 31, 2008	11,147,103
Amount due to affiliates as at December 31, 2008	(2,433,340)
Net amount due from affiliates as at December 31, 2008	8,713,763	(b)

Net movement of amount due from affiliates during the year ended December 31, 2009	541,641	(c) = (b)-(a)
Less: purchase of property and equipment as disclosed as non-cash transactions on the consolidated statement of cash flows for the year ended December 31, 2009	(377,547)
Cash repayment from affiliates during the year ended December 31, 2009	164,094

Non-cash transactions of $377,547 have been disclosed in the consolidated statement of cash flows for the year ended December 31, 2009.

Notes to Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies, page F-9

Basis of Presentation, page F-9

13.
Please revise to disclose the consolidation policy being followed in a footnote to your financial statements.  Refer to FASB ASC 810-50-1 and Rule 3A-02 of Regulation S-X.  If all of the direct and indirect subsidiaries of Technorient are wholly-owned, please disclose that fact.  In addition, please provide us an illustration depicting the various tiers of subsidiaries and respective ownership interests to clarify for us the structure of your organization.  You may also want to consider including an organization chart in your Business description in future filings.  To the extent the ownership interests are not represented by ownership of common stock please explain to us the form of your interest and how the criteria for consolidation have been met.

Response to Comment No. 13:

In light of the Staff’s comment, we provided the following disclosure in Note 1 of the Notes to Condensed Consolidated Financial Statements of our 3rd Quarter Form 10-Q:

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

The condensed consolidated financial statements include the accounts of China Premium Lifestyle Enterprise, Inc. (the “Company”) and its subsidiaries. The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The condensed consolidated financial statements include the accounts of China Premium Lifestyle Enterprise, Inc. and all of its subsidiaries in which a controlling interest is maintained.  Controlling interest is determined by the ownership of the majority voting interest or by the power to control.  For those consolidated subsidiaries where our ownership is less than 100%, the other shareholders’ interests are shown as noncontrolling interest.  All significant intercompany accounts and transactions have been eliminated upon consolidation.  All the direct and indirect subsidiaries of Technorient are wholly-owned.

In addition, on page 23 of the 3rd Quarter Form 10-Q, we provided the following illustration depicting our subsidiaries and respective ownership interests:

Note 6. Inventory, page F-18

14.	Please explain to us the reason why you do not disclose a balance for fashion apparel in 2009.

Response to Comment No. 14:

Provision has been fully provided for the fashion apparel inventory as at December 31, 2009 and as a result the balance for fashion apparel was zero as at December 31, 2009. The primary reason for the provision of fashion apparel inventory was that the market prices of the inventory were lower than their cost.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Item 9A. Controls and Procedures, page 40

15.
Please clarify for us how you were able to conclude your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2009.  In this regard, we note you restated your conclusions as to your controls being not effective for the periods March 31, 2006 through the period ended September 30, 2009 on May 28, 2010 after giving notice in a Form 8-K dated April 20, 2010 that the Board had concluded that the financial statements should not be relied upon.  Further, your original Form 10-Q for the period ended September 30, 2009 indicated your controls were effective even though allegations noted in the action filed by the company in December 2008 are disclosed here as related to control deficiencies that were previously identified.  In other words, it is not clear why 1) the control deficiencies were not identified until the fourth quarter of 2009 since the control deficiencies related to events identified by the company in the action filed in December 2008 and, 2) how they were corrected in the same period they appear to have been identified.  As such, please advise us of the following:

•	The date(s) you determined control deficiencies existed;

•	The date you retained new advisors and adopted a policy to consult with such advisors regarding complex legal and accounting issues;

•	The date you completed a review and updated risk assessment of all of your financial controls and procedures; and

•	The date you finished reviewing and instituting controls for each weakness.

Response to Comment No. 15:

In March, 2008, during the course of preparing the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, the Company, for the first time, became aware of certain alleged improper conduct with respect to shares of its purported Series A Convertible Preferred Stock (the “Preferred Stock”).  Upon learning of such alleged conduct, the Company and its then United States securities counsel commenced an investigation of the underlying facts and circumstances.  In June, 2008, the Company retained additional United States special counsel with respect to the investigation.  In November, 2008, the Company replaced its then United States securities counsel.

On December 19, 2008, the Company filed an action in the United States District Court (the “Federal Court Action”) for fraud, breach of fiduciary duty, breach of contract and conversion against various defendants.  In the Federal Court Action, the Company alleged that the defendants had attempted to fraudulently obtain shares of the Company’s purported Preferred Stock, convert the purported Preferred Stock into common stock and have the restrictive legend removed from the common stock.  The Company’s U.S. special counsel conducted the Federal Court Action on the Company’s behalf.

In February, 2009, the Company retained additional U.S. counsel to conduct general oversight of the Company’s U.S. legal affairs.

In March, 2009, during the pendency of the Federal Court Action and in the course of the ongoing investigation related thereto, the Company’s legal advisors became aware and informed the Company that certain amendments to the Company’s Articles of Incorporation (the “Articles”) relating to the purported Preferred Stock may have been improperly adopted.  In March and April, 2009, the Company’s counsel investigated the adoption of three amendments to the Company’s Articles (collectively, the “Amendments”):

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

1.	April 7, 2006 Amendment: This amendment purported to create a class of 100,000,000 shares of “blank check” preferred stock (the “Preferred Stock Amendment”).

2.
August 16, 2006 Amendment:  This amendment purported to designate 2,000,000 shares of the purported “blank check” preferred stock as “Series A Convertible Preferred Stock” (the “Certificate of Designation”).

3.
December 18, 2006 Amendment:  This amendment purported to increase the number of shares of the Company’s authorized common stock from 100,000,000 shares to 400,000,000 shares (the “Common Stock Amendment”).

On or about April 22, 2009, the Company’s special counsel advised the Company that there were several technical deficiencies with respect to the adoption of the Amendments.  First, both the Preferred Stock Amendment and the Common Stock Amendment were approved by the written consent of a majority of the Company’s then-stockholders, whereas the Company’s Bylaws required any action taken by written consent of the stockholders to be approved unanimously.  Second, at the time of the filing of the Certificate of Designation, the Company’s Articles of Incorporation did not authorize the Board of Directors to designate the rights, preferences and privileges of any “blank check” preferred stock.

The Company’s special counsel conducted a legal analysis of these technical deficiencies under applicable law.  The Company was advised that applicable statutory and some of the case law provided a strong legal basis to assert that the Amendments were invalid.  However, the Company was also advised that the law was not completely settled with respect to the effect of the deficiencies.  The Amendments, if invalid, affected the original issuance of the Company’s purported Preferred Stock at issue in the then-pending Federal Court Action, as well as the issuance of purported Preferred Stock in the September, 2006 share exchange transaction with Technorient, Ltd. (“Technorient”) in which shareholders of Technorient exchanged Technorient shares for shares of such Preferred Stock.

In light of the legal position, in May, 2009, the Company took the following actions:  First, the Company entered into a reformation agreement with certain stockholders who had received shares of the Company’s purported Preferred Stock in connection with the September, 2006 share exchange transaction with Technorient and who had since converted such Preferred Stock into shares of common stock and who were, in the view of the Company, not responsible for any of the claims asserted in the litigation by the Company.

Second, the Company filed an amended complaint in the Federal Court Action, asserting that all of the shares at issue—shares of purported Preferred Stock and underlying shares of common stock—were void and subject to cancellation in that: (a) the Amendments were invalid and of no force and effect; (b) the Company was never authorized to issue any shares of any class or series of preferred stock and that any shares of common stock underlying such shares were also not authorized; and (c) the Company was never authorized to issue any shares of common stock in excess of 100,000,000 shares.  Also, in the amended complaint, the Company sought the return and cancellation of an additional number of shares of common stock issued to Bern Noble, Ltd. (“Bern Noble”), which had been derived from shares of purported Preferred Stock.  The shares were issued to Bern Noble in consideration for consulting services rendered in connection with the September, 2006 share exchange transaction.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

In a Current Report on Form 8-K filed May 11, 2009, the Company disclosed the reformation and the amended complaint.  The Company also disclosed that it could not evaluate the likelihood of an outcome, favorable or unfavorable, to the Company in the Federal Court Action with respect to its assertion that all of the shares at issue were void and subject to cancellation.  The same or substantially similar disclosure was made by the Company in its next three periodic reports.1

While continuing to evaluate the situation regarding the purported Preferred Stock during the Spring of 2009, the Company became aware that it had never recognized on its financial statements the receipt of certain consulting services rendered by Bern Noble in connection with the September, 2006 share exchange transaction as an expense or otherwise taken a financial charge on its financial statements for such services.  However, because of the uncertainty of the outcome of the Federal Court Action with respect to the legal issues concerning the Amendments, the Company determined that it should refrain from making any changes on its financial statements with respect to the purported Preferred Stock or the underlying shares of common stock until the Federal Court Action was finally resolved, either through a judgment or settlement.

In addition, because of the uncertainty in the outcome of the Federal Court Action with respect to the legal issues concerning the Amendments, the Company determined that it should also refrain from concluding that its internal control over financial reporting or disclosure controls and procedures were not effective until the Federal Court Action was finally resolved, either through a judgment or settlement.

During May, 2009, while analyzing and addressing these issues, the Company adopted a policy to consult with additional advisors regarding complex legal and accounting issues.

On December 2, 2009, the parties to the Federal Court Action attended a mandatory settlement conference in United States District Court.  During the settlement conference, the parties reached a full and complete settlement of the Federal Court Action.  The Court ordered the parties to complete definitive settlement documents based on the settlement reached at the settlement conference.  The definitive settlement documents were finally concluded effective March 1, 2010.2

Based on the December 2, 2009 settlement, the Company determined that the issue of the invalid adoption of the Amendments and the unauthorized issuances of shares of its capital stock had been finally resolved.  In addition, pursuant to internal review and analysis carried out during December, 2009 and the first three months of 2010, the Company was able to conclude that its internal controls over financial reporting and disclosure controls and procedures had been ineffective prior to the settlement.  The Company identified certain deficiencies in its controls and procedures that existed prior to the settlement.

Specifically, the deficiencies related to the invalid adoption of the Amendments, the unauthorized issuance of shares of purported Preferred Stock (and underlying shares of common stock) and the failure to recognize the services performed by Bern Noble.  The Company determined in April, 2010 that these deficiencies represented weaknesses in the Company’s controls and procedures.  However, based on the process engaged in by the Company during the nine month period preceding the December 2, 2009 settlement, the Company was able to determine that as of the date of the settlement, its controls and procedures were once again effective.

1 See Footnote 9 (Commitments and Contingent Liabilities) to the unaudited consolidated financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2009, as filed with the Commission on May 15, August 12 and November 13, 2009, respectively.

2  As disclosed in the Company’s Current Report on Form 8-K filed March 5, 2010.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Between April, 2009 and the date of the settlement, the Company had entered into the reformation, amended its complaint in the Federal Court Action, discovered the failure to recognize the services performed by Bern Noble, consulted with special counsel regarding the facts and circumstances giving rise to the control deficiencies and had adopted a policy to consult with advisors regarding complex legal and accounting issues in the future.  The Company determined that as of the date of the settlement, it had completed a review and assessment of its controls and procedures, and further that it had reviewed and implemented controls for the weaknesses.  As a result, the Company determined that as of the date of the settlement, its controls and procedures were once again effective.

During the balance of December, 2009 and while the definitive settlement documents were being drafted, circulated for comment and finalized, the Company engaged an independent third party accounting firm to assist the Company to analyze whether the Company’s financial statements needed to be restated based on: (a) the settlement; (b) the invalidity of the Amendments; (c) the reformation; and (d) the failure to recognize the services performed by Bern Noble.  The Company consulted with an additional independent third party accounting firm in March, 2010.  From the time of the settlement on December 2, 2009 until mid-April, 2010, the Company evaluated whether and to what extent the Company’s financial statements needed to be restated.  As part of this process, the Company consulted with its special counsel, and the Company consulted with the independent third party accounting firms.

On April 20, 2010, the Company concluded that its audited financial statements for the years ended December 31, 2006, 2007 and 2008, and its unaudited interim financial statements for the periods ended March 31, 2006 through September 30, 2009, should not be relied upon and needed to be restated.3  On May 17, 2010, the Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and its Quarterly Report on Form 10-Q for the period ended March 31, 2010.  Of note, neither of the financial statements included in such reports contained any restatements and the Company disclosed that, as of the end of the periods covered by such reports, its controls and procedures were effective.

On May 17, 2010, the Company filed an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 and an amended Quarterly Report on Form 10-Q/A for the period ended March 31, 2009.  On May 28, 2010, the Company filed amended Annual Reports on Form 10-K/A for the fiscal years ended June 30, 2006 and December 31, 2006 and 2007.  In addition, the Company filed amended Quarterly Reports on Form 10-Q/A for the periods ended March 31, 2006 through September 30, 2009.  Such reports contained restated financial statements and the Company disclosed that, as of the end of the periods covered by such reports, its controls and procedures were ineffective.

3 On May 14, 2010, the Company concluded that reliance on its unaudited interim financial statements for the period ended March 31, 2006 should not have been withdrawn and that no restatements should be made to the financial statements for such period.  However, the Company concluded that certain notes in the unaudited interim financial statements included in the quarterly report on Form 10-QSB for the period ended March 31, 2006 needed to be amended.  In addition, the Company concluded that certain notes in the audited financial statements included in the annual report on Form 10-KSB for the Company’s former fiscal year ended June 30, 2006 also needed to be amended.  The Company disclosed the foregoing in a Current Report on Form 8-K/A, as filed with the Commission on May 17, 2010.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

16.
We note you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following comments.  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response to Comment No. 16:

In accordance with the Commission’s interpretative guidance regarding multiple locations in Securities Act Release No. 33-8810, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (June 20, 2007), and as part of the Company’s internal control over financial reporting, the Company has implemented controls to address financial reporting risks at each of the locations where it maintains operations.  As part of the Company’s processes to determine whether its internal control over financial reporting was effective at the end of a particular period, specific controls have been developed at each of these locations with respect to financial reporting risks, which controls are designed to detect or prevent in a timely manner misstatements in the Company’s consolidated financial statements.  The Company’s management also evaluates evidence of the operation of these controls on a location-by-location basis.

The following steps are taken at each location in order for management to assess internal control over financial reporting and to conclude that the Company’s internal control over financial reporting was effective:

•	The Company assesses entity-level risks and controls, including the Company’s control environment, information and communication within the Company and the monitoring of its controls.

•	The Company conducts risk assessment procedures, which include the identification and assessment of risk factors at the account level based on the impact on significant accounts.

•
The Company documents key processes and related controls based on risks to financial reporting assertions, including the assessment of account estimates, adjusting entries and usual transaction risk and controls, and an assessment of process-level controls for each process and determine residual risk for each assertion.  As provided in Release No. 33-8810, our management generally considers the risk characteristics of the controls for each financial reporting element, rather than making a single judgment for all controls at each location maintained in determining whether the sufficient evidence exists to conclude that the controls of the Company were effective.

•
The Company tests the effectiveness of its controls and considers whether any deficiencies that are recognized as a result of such testing would rise to the level of significant deficiencies or material weaknesses, and will take action to remediate such deficiencies or weaknesses as appropriate.

The Company has considered the implementation and effectuation of controls to address financial reporting risks that are relevant to all locations where the Company has operations.  The following is a non-exclusive discussion of how the Company has considered its financial reporting risk controls in the context of its operational locations.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

Specifically, management has established specific internal reporting responsibilities for each location, each of which is organized as a separate subsidiary.  Management has established specific internal reporting responsibilities for each subsidiary, and management and employees are assigned appropriate levels of authority and responsibility.  The Company also retains individuals competent in financial reporting roles specifically for each subsidiary, and meetings are held between management of subsidiaries and the Company at least quarterly to communicate the internal control objectives and individual responsibilities and conduct evaluations of the internal control system.  Each subsidiary has accountants who prepare journal entries, financial statements, budget variance analyses and a consolidation package.  Management of each subsidiary then reviews the financial statements, budget variance analysis and consolidation package.  Monthly meetings are held between management of subsidiaries and the Company to review the financial statements and consolidation package of each subsidiary.

17.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response to Comment No. 17:

The Company does not have an internal audit function.

18.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response to Comment No. 18:

The books and records of China Premium Lifestyle Enterprise, Inc. are maintained in accordance with U.S. GAAP.  The Company’s direct and indirect operating subsidiaries maintain their books and records in accordance with Hong Kong Accounting Standards and China Accounting Standards, as the case may be.  Since the Company does not have any operations of its own, independent from those of its direct and indirect subsidiaries, the Company believes that its response to Comment 19 appropriately addresses the staff’s inquiry on this topic.

19.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response to Comment No. 19:

As noted in response to Comment 18, the Company’s operating subsidiaries do not maintain their books and records in accordance with U.S. GAAP.  Instead, the Company’s Hong Kong operating subsidiaries maintain their books and records in accordance with Hong Kong GAAP, and the Company’s operating subsidiaries located in the PRC maintain their books and records in accordance with China Accounting Standards.  At the end of each quarter, the Company’s accounting staff reviews each subsidiary’s books and records prepared in accordance with Hong Kong GAAP and China Accounting Standards, respectively, and makes adjustments to such books and records so that they comply with U.S. GAAP for SEC reporting purposes.  In this conversion process, the Company makes all necessary and appropriate adjustments based upon the Company’s accounting staff’s knowledge of U.S. GAAP, and these adjustments are then reviewed by our Chief Financial Officer.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

To ensure that the Company has made all necessary and appropriate adjustments in the Company’s conversions and adjustments of our subsidiaries’ books and records, the Company has developed  and implemented a consolidation package and requires that each subsidiary follow and submit the consolidation package.  The consolidation package is a set of documents, including income statements, balance sheets and notes to the financial statements, developed by management for the Company and its subsidiaries.  Members of the Company’s management, including its Chief Financial Officer and financial controller, review the consolidation package monthly to verify that all consolidated balances are in accordance with U.S. GAAP.

20.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response to Comment No. 20:

The person primarily responsible for preparing the Company’s financial statements has been a Certified Public Accountant in Hong Kong since 2001 and worked for nine years as a staff accountant in a U.S. company listed on the New York Stock Exchange.  This person has entered into an employment agreement with the Company.

The person primarily responsible for supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting holds a degree in accountancy from a Hong Kong university, which was obtained in 2000, and has been a Certified Public Accountant (U.S.) since 2007.  This person has over 10 years of experience in financial management, including auditing and accounting for listed companies in Hong Kong, Singapore and the United Kingdom, in addition to such person’s experience with the Company.  This person has entered into an employment agreement with the Company.

21.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comment No. 21:

We have not at this time retained any accounting firm or other similar organization to prepare our financial statements for SEC reporting purposes.  All of our financial statements that we file with the SEC are reviewed and audited, as appropriate, by our independent public accounting firm, which is registered as such with the Public Company Accounting Oversight Board.  However, we will consider, as appropriate, engaging an accounting firm or other consultant to assist us in this regard should the need arise.

The Company engaged Win International Limited (“WIL”), a consultancy company, to evaluate our internal control over financial reporting.  WIL’s registered office is located at 30/F, One Kowloon, No. 1 Wang Yuen Street, Kowloon Bay, Kowloon, Hong Kong.  WIL has six accountants, three of whom are qualified accountants, who perform the evaluation of our internal control over financial reporting  The Company believes that WIL is qualified to evaluate its internal control over financial reporting because it employs qualified accountants and performs such evaluations for other companies in Hong Kong and China.  WIL spent approximately 1,385 hours in 2009 to evaluate our internal control financial reporting and the total amount of fees paid by us to WIL for these services amounted to approximately US$190,000.

22.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response to Comment No. 22:

The Company does not retain individuals who are not our employees and are not employed by WIL or an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.  Please see the responses to Comments 20 and 21.

Mr. Andrew Mew
U.S. Securities and Exchange Commission
November 22, 2010

23.	We note you do not have a separately created audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Response to Comment No. 23:

Although the Company does not maintain a separately constituted Audit Committee, the Board of Directors includes a director who is currently employed in senior management of a certified public accounting firm.  This director has over 20 years’ of knowledge and experience in U.S. GAAP and internal control over financial reporting.  During the year, members of the Board of Directors also review matters of internal control over financial reporting by reading the AICPA’s Business and Industry Guide to Understanding Internal Control for Smaller Entities and PCAOB Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements.  In addition, to the extent necessary, the Company’s accounting personnel also assist members of the Board of Directors in understanding and keeping abreast of details regarding U.S. GAAP and internal control over financial reporting.  In addition, the Company may consult with independent consultants from time to time as deemed required, as noted in the response to Comment 15.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated.  Please let us know if you have further questions.  Thank you.

Sincerely,

/s/Joseph Tik Tung WONG
Joseph Tik Tung WONG
Chief Financial Officer, Secretary and Treasurer

cc:   Loretta A. Damron, Esq.